December 10, 2024

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Limited
Level 3, 62 Lygon Street
Carlton, VIC 3053
Australia

       Re: Radiopharm Theranostics Limited
           Registration Statement on Form F-1
           Filed December 5, 2024
           File No. 333-283627
Dear Riccardo Canevari:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrew Reilly, Esq.